

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 31, 2015

<u>Via E-mail</u>
James Daniel Westcott
Chief Financial Officer
Legacy Reserves LP
303 W. Wall Street, Suite 1800
Midland, Texas 79701

> **Re: Legacy Reserves LP**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2014**
> **Filed February 27, 2015**
> **Response Dated July 8, 2015**
> **File No. 1-33249**

Dear Mr. Wescott:

We have reviewed your July 8, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 23, 2015 letter.

Form 10-K for Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

Outlook, page 45

1.   We note your response to prior comment 1 and reissue the comment. Your response indicates that the sensitivity analysis on reserves quantities is optional under Item 1202(b) of Regulation S-K. Your response also refers to a sensitivity analysis of the effects of a $1.00 per barrel change in oil prices and a $0.10 per Mcf change in natural gas prices on the standardized measure of your combined proved reserves. However, our comment

requested that you provide disclosure quantifying the impact of sustained low commodity prices to your proved reserve quantities based on potential scenarios deemed reasonably likely to occur by management.

Based on the disclosure in your filing, it appears that the current economic environment reflects a known material trend and uncertainty that is reasonably likely to impact your reserve quantities. Items 303(a)(1), (2)(ii) and (3)(ii) of Regulation S-K, as well as Instruction 3 to that guidance, require you to address the reasonably likely effects of trends and uncertainties on liquidity, capital resources, and results of operations. SEC Release 33-8350 clarifies that quantified disclosure regarding the material effects of known material trends and uncertainties should be provided, and may be required, if quantitative information is reasonably available. Please revise your disclosure accordingly.

2.   Your response to prior comment 1 states that continued uncertainty associated with current commodity prices is reasonably likely. Please provide expanded disclosure regarding impairment charges you may incur in the future related to depressed commodity prices. Specifically, describe the assumptions used in testing your oil and natural gas properties for impairment, discuss the degree of uncertainty associated with these key assumptions, and explain how they can be reasonably expected to be affected by changes in circumstances.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources